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          FOR ADDITIONAL INFORMATION
          Lauri Hanover                    John W. Heilshorn, Jr./Jody Burfening
          Chief Financial Officer          Lippert/Heilshorn &
          Sapiens International            Associates Inc.
          Tel:  +1-877-554-2426            Tel: +1-212-838-3777
                +972-8-938-2701
          E-mail: lauri.h@sapiens.com      E-mail: jody@lhai.com
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              SAPIENS AND INFOCUS TECHNOLOGY JOIN FORCES TO DELIVER
                    SCALABLE E-STRATEGIES FOR THE GLOBAL 2000

       Sapiens and inFocus Technology Integrate Solutions and Services to Create Business-Critical Growth Strategies for Developing Enterprises


Research Triangle Park, NC and New York, NY--August 29, 2000--Sapiens International Corporation N.V (NASDAQ: SPNS), a global e-business solutions provider, and inFocus Technology, a provider of highly specialized technical consulting, today announced a formal agreement to jointly deliver comprehensive scalable strategies and solutions that meet the accelerated growth demands of the Internet economy.

The partnership presents a full-service suite, including analysis, performance statistics and capacity planning services. The offering also includes strategic planning for future resource and infrastructure growth, designed to meet the market demand for building reliable, scalable and mission-critical systems that link front-office applications to back-office systems.

"Hybrid organizations - those traditional companies that have integrated e-business all the way through to the backbone of their infrastructure - will no doubt be the winners in tomorrow's economy and they are experiencing an unforeseen rate of growth. This puts them in an enviable position of having to deal with challenging scalability issues," said Gil Arbel, Sapiens' Executive Vice President, Americas. "inFocus Technology brings a wealth of expertise to this alliance, and together we will provide invaluable benefits to these growing hybrids."

"We are pleased to establish a strategic partnership with Sapiens. Their comprehensive resources and years of experience providing IT solutions worldwide has earned them a stellar reputation," said Jeff Auerbach, President of inFocus Technology. "The Internet economy demands highly specialized technical talent with practical experience that meets the demands of high growth in a fluid economy. We are excited to offer our forward-thinking services to mutual customers on a global basis."

Scalable e-strategies are best-practice services designed by Sapiens and inFocus to deliver superior, long-term e-commerce solutions, with improved overall efficiency. As a result, it reduces downtime and improves system availability by eliminating points of failure. In addition, Sapiens applies business rules methodologies, which permit clients to rapidly make changes to their business flow and logic without having to reconfigure or re-write complex code.


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About inFocus Technology

inFocus Technology provides highly specialized technical services to businesses deploying Internet-driven applications to more rapidly reach an expanded global customer base and facilitate more efficient and responsive interaction with suppliers and customers. inFocus Technology brings real-world experience from fast-paced, dynamic environments, to help customers deliver scalable solutions to market quickly.

For more information visit http://www.infocustechnology.com

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.
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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.